UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Remedy Project Transaction

On January 8, 2026, Diginex Limited (“Diginex”) announced the closing of its acquisition of The Remedy Project Limited (the “Remedy Project”), a Hong Kong based ESG advisory company, pursuant to a share purchase agreement, dated December 17, 2025 (the “SPA”). Diginex acquired 100% of the issued shares (the “Remedy Shares”) of the Remedy Project from Archana Kotecha (the “Seller”) in exchange for issuance to the Seller of 1,000,000 Diginex ordinary shares valued at $3,790,000 or $ 3.79 per share; and the commitment to issue the Seller up to an additional 1,000,000 Diginex ordinary shares (the “Earn Out Shares”), provided certain operating and earnout targets, set forth in the SPA are met over the next three years (the “Acquisition”). Pursuant to the SPA, Archana Kotecha, the Founder and CEO of the Remedy Project, will be hired by Diginex as the Head of Advisory, pursuant to a written agreement.

Diginex shall issue the Earn Out Shares in four tranches as follows:

Tranches of Earn Out Shares	Number of Consideration Shares	Issue Date of Consideration Shares
First	250,000	March 27, 2026(1)
Second	250,000	The 18th month after the Closing Date(1)
Third	250,000	As per Schedule 3.8.1(2)
Fourth	250,000	As per Schedule 3.8.1(3)

(1) The issuance of the First and Second Tranches of the Earn Out Shares shall be subject to and dependent on the Seller not terminating her employment by Diginex prior to the relevant Issue Date in violation of Seller’s employment agreement.

(2) The Third Tranche shall be issuable if the Company achieves adjusted EBITDA for the year ending March 31, 2028 of USD 4.1 million, as defined in the SPA.

(3) The Fourth Tranche shall be issuable if the Company achieves adjusted EBITDA for the year ending March 31, 2029 of USD 8.2 million, as defined in the SPA.

This Acquisition combines Diginex’s advanced supply chain technology with the Remedy Project’s deep expertise in operational-level grievance mechanisms and worker rights, creating a comprehensive ecosystem for businesses to achieve resilient, ethical operations. The Acquisition will align Diginex’s innovative tools, such as diginexLUMEN for supply chain risk assessment and diginexAPPRISE for proactive worker engagement, with the Remedy Project’s proven advisory services in human rights due diligence, capacity building, and data-driven insights. Together, these synergies will enable companies to not only identify and monitor human rights risks, but also to implement effective remediation strategies, enable compliance with evolving global regulations like the EU Corporate Sustainability Due Diligence Directive and enhance stakeholder trust.

The Remedy Project is a pioneering organization specializing in data-driven human rights risk assessment and worker-centered remediation protocols dedicated to driving system-level change that safeguards worker rights and ensures access to effective remedy across global supply chains, with particular expertise in forced labor, migrant worker protections, and operational-level grievance mechanisms. The proposed acquisition will combine Diginex’s AI-powered platforms with the Remedy Project’s proven expertise in operational-level grievance mechanisms, forced labor remediation frameworks, and access-to-remedy programs. We believe this powerful combined solution will enable enterprises to move beyond risk identification to deliver effective, scalable, and victim-centered remedies in situations where labor rights violations occur.

On January 8, 2026, the Company issued a press release announcing the closing of the Acquisition, a copy of which is attached hereto as Exhibit 99.1

Exhibits

Exhibit No.	Description
99.1	Press Release, dated January 8, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: January 14, 2026		/s/ Mark Blick
	Name:	Mark Blick
	Title:	Chief Executive Officer
(Principal Executive Officer)